Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd., Suite X
Houston, Texas 77021

January 28, 2021

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

    Re:    Salarius Pharmaceuticals, Inc. – Registration Statement – Form S-3
        File No. 333-252169

Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Salarius Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement on Form S-3 (File No. 333-252169) (the “Registration Statement”) be declared effective on February 1, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Stephen C. Ashley and Alexandra Stephanos of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Stephen C. Ashley of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (212) 858-1101, or in his absence, Alexandra Stephanos at (212) 858-1167.

[Signature Page Follows]

    Sincerely,

    SALARIUS PHARMACEUTICALS, INC.

    By: /s/ Mark J. Rosenblum
    Mark J. Rosenblum
Executive Vice President and Chief Financial Officer

cc:    Stephen C. Ashley, Esq.